Exhibit 26.1

REGISTRANT PURCHASES OF EQUITY SECURITIES

Use the checkbox to indicate if any officer or director reporting pursuant to Section 16(a) of the Exchange Act (15 U.S.C. 78p(a)) purchased or sold shares or other units of the class of the registrant’s equity securities that are registered pursuant to section 12 of the Exchange Act and subject of a publicly announced plan or program within four (4) business days before or after the registrant’s announcement of such repurchase plan or program or the announcement of an increase of an existing share repurchase plan or program. □